Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-1) for the registration of 18,888,750 common units representing limited partner interests of our report dated March 27, 2013, with respect to the combined financial statements of Phillips 66 Partners LP Predecessor, and our report dated March 27, 2013, with respect to the balance sheet of Phillips 66 Partners LP, included in the Registration Statement (Form S-1 No. 333-187582) and related Prospectus of Phillips 66 Partners LP dated March 27, 2013. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1 No. 333-187582) that is incorporated by reference in this Registration Statement.

/s/ Ernst & Young LLP

Houston, Texas

July 22, 2013